NO ACT

PE
4-7-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011730

April 20, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-20-10

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Altria Group, Inc.
Incoming letter dated April 7, 2010

Dear Mr. Chevedden:

This is in response to your letter dated April 7, 2010 concerning the shareholder proposal submitted to Altria by Chris Rossi. On April 2, 2010, we issued our response expressing our informal view that Altria could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Louanna O. Heuhsen
Vice President and Associate General Counsel
Altria Group, Inc.
6601 West Broad Street
Richmond, VA 23230

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

April 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Chris Rossi's (Record Holder) Rule 14a-8 Proposal
Altria Group, Inc. (MO)
Written Consent Topic

Ladies and Gentlemen:

This further responds to the company March 30, 2010 no action request. Chris Rossi's Written Consent proposal was forwarded to company headquarters on December 10, 2009 to an email address that the Company's Principle Executive Offices had used at least 8-times in communicating with the undersigned on rule 14a-8 issues: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>. These eight exhibits were included in the March 31, 2010 response to this no action request.

The company provided no evidence that Mr. McKessy ended his employment with Altria. Plus the company did not address whether Mr. McKessy may be working transitionally or part-time in a certain capacity.

The company failed to cite one precedent where a rule 14a-8 proposal was blocked because it was forwarded to an email address at a Company's Principle Executive Offices and which had been repeatedly been used recently in regard to rule 14a-8 issues.

The company has repeatedly confirmed that Chris Rossi is a record hold over a span of years, but failed to do so for 2010.

The company appears to have inadvertently confessed to inadequate legal practices by claiming it disabled an email address of a legal representative of the company in such a manner that the email address would mimic an active email address.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Chris Rossi
Louanna O. Heuhsen <Louanna.O.Heuhsen@altria.com>